UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F-1

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INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

HIGHLIGHT NETWORKS, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	001-35357	26-1507527
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20F, Longhai Fortune Center 42 Ziwei Road, Shima Town, Zhangzhou City Fujian Province, China 363199
(Address of principal executive offices)

Registrant’s telephone number, including area code:  +86 596-6565220

HIGHLIGHT NETWORKS, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF HIGHLIGHT NETWORKS, INC.

INTRODUCTION

This Information Statement is being mailed on or about February 8, 2018 to the holders of record at the close of business on February 5, 2018 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Highlight Networks, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board”) as contemplated by that certain Stock Purchase Agreement (the “SPA”) entered into as of January 26, 2018 by and between Jose R. Maroquin, the majority shareholder of the Company, as seller, and Xiamen Lutong International Travel Agency Co., Ltd., as buyer. Pursuant to the SPA, the buyer paid a total consideration of $133,867.61 in cash from its corporate funds.

The purchase and sale of 57,000,000 shares of Common Stock as contemplated by the SPA (the “Purchase”) closed on January 29, 2018 and the change in the composition of the Board will become effective ten days after the mailing of this Information Statement (the “Effective Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.  The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA.

CHANGE OF CONTROL AND CHANGE OF BOARD

Following consummation of the Purchase, the buyer’s designee owns 57,000,000 shares of Common Stock, or 98% of the Company’s outstanding voting securities, resulting in a change in control of the Company.

In connection with the change in control, Mr. Maroquin, the Company’s President, Chief Executive Officer, Chief Financial Officer and sole director, has resigned from his officer positions with the Company and will resign from his director position, which resignation will become effective on the Effective Date. Following Mr. Maroquin’s resignation, the Board will elect a replacement director to fill in the vacancy created by Mr. Maroquin’s resignation.

Qiyi Zheng was appointed Chairman of the Board and Zhenhui Huang as President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company, effective January 29, 2018.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

To the Company’s knowledge, none of its director, officer, 5% stockholders or affiliate, or any associate of such persons is a party adverse to the Company or has a material interest adverse to the Company in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders).  Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Effective Date.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The Company’s authorized capital stock consists of 150,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, par value $0.001 per share.  Each share of Common Stock is entitled to one vote. As of the Record Date, 58,167,600 shares of Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding. There are no options exercisable for, or warrants convertible into, shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of the Company’s Common Stock as of the Record Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of the Company and (iii) by all executive officers and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

The business address of each person listed below is 20F, Longhai Fortune Center, 42 Ziwei Road, Shima Town, Zhangzhou City, Fujian Province, China 363199.

	Number of	Percentage
	Shares Owned	of Shares
Name and Address		Owned

5% Stockholders
Longhai Yougoubao Network Technology Co., Ltd.(1)	57,000,000	98%
Directors and Officers
Qiyi Zheng	57,000,000	98%
Zhenhui Huang	-	-
Jose R. Maroquin	-	-
All officers and directors as a group (three persons)	57,000,000	98%

(1) Qiyi Zheng is the Chairman of Longhai Yougoubao Network Technology Co., Ltd. and has the voting and dispositive power over shares of Common Stock held by this stockholder.

DIRECTORS AND OFFICERS

The following table sets forth information regarding the Company’s directors and officer:

Name	Age	Positions	Date First Appointed
Qiyi Zheng	36	Chairman of the Board	January 29, 2018
Jose R. Mayorquin	47	Director	June 15, 2015
Zhenhui Huang	39	President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Secretary	January 29, 2018

Qiyi Zheng. Mr. Zheng has been serving as Chairman of Xiamen Lutong International Travel Agency Co., Ltd. since January 2014. Prior to that, he was the Chairman of Shenzhen Junfu Travel Agency Co., Ltd. from January 2010 to January 2014. Mr. Zheng obtained his junior college diploma in electronics from Fujian Nan’an Practical Art Secondary Vocational School.

Zhenhui Huang. Mr. Huang has been serving as a director of Xiamen Lutong International Travel Agency Co., Ltd. since January 2014. From January 2009 to January 2014, he was the general manager of Zhangzhou Baihui Business Service Co., Ltd., an online e-commerce company. Mr. Huang obtained his junior college diploma in medicine from Chinese People's Liberation Army Fuzhou Medical College. Mr. Huang will serve as the Company’s officer for a term of three years.

Jose R. Maroquin. Mr. Maroquin will continue to serve as a director of the Company until the Effective Date. Mr. Maroquin began his career in 1987 in his family owned business, MY Seafood. After graduating from Chula Vista Christian High School, he went on to study business administration in Tulsa, Oklahoma from 1991-1995. In 1995 he helped found a non-profit organization, El Camino Christian Communities, while at the same time managing sales at MY Seafood. He began a nonprofit organization in 1997, and is the President of La Roca Christian Communities with locations in the United States and Mexico. From 2003-2007 he was president of Maroquin Development. From 2007-2012 he was President of Legacy International Holdings, and from 2013-2017, the acting President of Royal Capital Holdings, a company that oversees investments in Real Estate, mining, and other venture opportunities.

Director Independence

The Company does not have any independent directors. The Company is not required to maintain a majority of independent directors under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

The Board and Committees

The Board does not maintain a separate audit, nominating or compensation committee.  Functions customarily performed by such committees are performed by the Board as a whole.

Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Currently, Qiyi Zheng is the Chairman of the Board and Zhenhui Huang serves as the Company’s Chief Executive Officer. The Board does not currently have a lead independent director. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors.

The Board is also responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure supports this approach. The Board receives periodic reports from management regarding the most significant risks facing the Company.

Communication with the Board

Stockholders or other interested parties may communicate with the Board by sending mail to the Company’s offices at 20F, Longhai Fortune Center, 42 Ziwei Road, Shima Town, Zhangzhou City, Fujian Province, China 363199.

Board Meetings

During its fiscal year ended June 30, 2017, the Company did not hold any meetings of the Board.

Family Relationships

There are no family relationships between or among the Company’s directors and executive officer.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of the Company is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the Purchase, Allied Crown Enterprises Limited, a company controlled by Jose R. Maroquin, sold a promissory note in the principal amount of $256,132.39 issued by the Company to the buyer’s designee for a total purchase price of $256,132.39.

The Board is responsible to approve all related party transactions. The Company has not adopted written policies and procedures specifically for related person transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and beneficial holders of more than 10% of its Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of its equity securities. Except for the failure of Jose R. Maroquin to timely file a Form 3 upon (i) his becoming a reporting person and (ii) acquiring 57,000,000 shares of Common Stock in June 2015, the Company is not aware of any instances when an executive officer, director or any owner of more than 10% of the outstanding shares of its Common Stock failed to comply with the reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

The Company’s sole officer and director did not receive any compensation for his services rendered to the Company for the fiscal year ended June 30, 2017. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 8, 2018	HIGHLIGHT NETWORKS, INC.

	By:	/s/ Zhenhui Huang
Name: Zhenhui Huang
Title: Chief Executive Officer and Chief Financial Officer